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                                   EXHIBIT 3.5




AMENDED SECTION 203 OF BY-LAWS




        On December 16, 1997, Section 203 of the By-Laws of Evans Bancorp, Inc. was amended by changing the words "Par Value" to "Market Value" and increasing the amount to $10,000 so that said section as amended reads as follows:

                Section 203
                Every director must be a shareholder of the Corporation and shall own in his/her right a minimum of $10,000 aggregate market value of stock in the Corporation in order to qualify as such director. Any director shall forthwith cease to be a director when he/she no longer holds such shares, which fact shall be reported to the Board of Directors by the Secretary, whereupon the Board of Directors shall declare the seat of such director vacated.